Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No. 333-00000) and related Prospectus of Oxford Immunotec Global PLC for the registration of its ordinary shares, preferred ordinary shares, debt securities, depositary shares, warrants, and units and to the incorporation by reference therein of our report dated March 1, 2016, with respect to the consolidated financial statements of Oxford Immunotec Global PLC included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Reading, United Kingdom

December 21, 2016